FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13-z-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of February 2004

	Viceroy Explorations Ltd.
	Suite 520 - 700 West Pender Street
	Vancouver, B.C.
	Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

	Form 20-F: [X]	Form 40-F: [	]

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes  [	 ]		No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:	Viceroy Explorations Ltd.
		/s/ Michele Jones

Date:	May 8, 2004

Name:		Michele Jones
		Title:	Corporate Secretary

FORM 53-901F (British Columbia)

SECURITIES ACT
Material Change Report under:
Section 85(1) of the Securities Act (British Columbia)
& Section 151 of the Securities Rules

Item 1
	Reporting Issuer

	Viceroy Exploration Ltd.
	520 - 700 West Pender
	Vancouver, BC  V6C 1G8
	(604) 669-4777
	(the "Issuer")

Item 2	Date of Material Change

April 21, 2004, being the date of the news release.

Item 3	Press Release

The press release was distributed to the B.C., Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Northwest Territories Securities Commissions and the TSX Venture Exchange via SEDAR and through various other approved public media.

Copy of the News Release is attached hereto.

Item 4	Summary of Material Change

The Issuer announced that drilling had commenced at its 100% owned Gualcamayo Gold Property in San Juan Province, Argentina.

The inital planned program of 5,000 metres of reverse circulation
RC) drilling was designed to test five new exploration targets in total. Four targets are situated 1.5-3.0 kilometres to the north and west of the existing 1.2 million ounce Quebrada del Diablo (QDD) gold deposit and beside the Amelia Ines and Magdalena deposits discovered by Anglo American in the 1980's. The fifth target (Target 11) is nearby the QDD resource. A map showing the target locations is attached.

The Issuer has now approved an additional 4000 metres of drilling which will be within the main QDD area. This drilling will be focused on bringing the existing 1.2 million ounce resource from the indicated and inferred category into the measured, indicated and inferred categories. The current resource contains an indicated resource of 12.7 million tonnes grading 1.17 g/t gold and an inferred resource of 22.4 million tonnes grading 1.02 g/t gold.

Item 5	Full Description of Material Change

	Please see attached news release.

Item 6	Reliance on Section 85(2) of the Securities Act
(British Columbia)

	Reliance on Section 75(3) of the Securities Act (Ontario)

	Not applicable.

Item 7	Omitted Information

	Nil.

Item 8	Senior Officer/Director

	Contact:	Michele A. Jones, Corporate Secretary
			Tel:  (604) 669-4777

Item 9	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

VICEROY EXPLORATION LTD.

Per:
"Michele A. Jones"
Michele A. Jones
Corporate Secetary

DATED at Vancouver, B.C. this 21st day of April, 2004.






TSX Venture Exchange:   VYE
OTC Bulletin Board:   VCRYF
520 - 700 West Pender Street, Vancouver, British Columbia,
Canada, V6C 1G8
Tel  604. 669.4777 / Fax  604. 696.0212
www.viceroyexploration.com



NEWS  RELEASE -
VICEROY Begins Expanded Drill Program on Gualcamayo Gold Project

Vancouver, British Columbia, April 21, 2004  - Viceroy
Exploration Ltd. (the "Company") is pleased to announce that drilling has commenced at its 100% owned Gualcamayo Gold Property in San Juan Province, Argentina.

The inital planned program of 5,000 metres of reverse circulation
(RC) drilling was designed to test five new exploration targets in total. Four targets are situated 1.5-3.0 kilometres to the north and west of the existing 1.2 million ounce Quebrada del Diablo (QDD) gold deposit and beside the Amelia Ines and Magdalena deposits discovered by Anglo American in the 1980's. The fifth target (Target 11) is nearby the QDD resource. A map showing the target locations is attached.

The Company has now approved an additional 4000 metres of drilling which will be within the main QDD area. This drilling will be focused on bringing the existing 1.2 million ounce resource from the indicated and inferred category into the measured, indicated and inferred categories. The current resource contains an indicated resource of 12.7 million tonnes grading 1.17 g/t gold and an inferred resource of 22.4 million tones grading 1.02 g/t gold.

Mr. Patrick Downey, President and CEO of Viceroy stated,
"An extensive analysis of available information, including previous drill results, surface sampling and geophysical work, has greatly increased our confidence in our new interpretation of the deposit. We fully expect the expanded current program will increase the certainty of, as well as enlarge, the resource."

The overall 9000 metre drill program commenced at Target 11 located near to, but below the existing QDD target where surface sampling in 2000 returned results of 3.4 g/t over 50 metres. Drilling will then proceed to the Magdalena targets and then to the QDD area. Once drilling is complete at the QDD zone, the final three new targets (Amelia Ines, Target K and Target 3D) will be drilled.
The overall 9000 metre program is expected to take 12-14 weeks.

The exploration and associated quality control program is under the direction of Mr. Rick Diment, P.Geo., who is a qualified person as defined by NI 43-101.

For more information on the Company and our current exploration progress, visit our website at www.viceroyexploration.com, call us at 604.669.4777, or email at info@viceroyexploration.com.

For further information contact:
Christine Black, Corporate Communications


TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.









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